FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

FOR OCTOBER 12, 2004

Commission File Number 000-29726

STET Hellas Telecommunications S.A.

(Exact name of registrant as specified in its Charter)

STET Hellas Telecommunications S.A.

(Translation of registrant’s name into English)

66 Kifissias Avenue
15125 Maroussi
Athens
Greece
(Address of registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Exhibit Index
SIGNATURE
Exhibit 99.1

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 12, 2004 announcing decision from the Extraordinary General Assembly of Shareholders.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 12, 2004
STET Hellas Telecommunications S.A.
	By:	/s/ Socrates Kominakis Name: Socrates Kominakis Title: Chief Executive Officer